Exhibit EE

44. Attach as Exhibit EE policies and procedures implemented by the applicant to prevent any provision in a valid security-based swap from being invalidated or modified through the procedures or operations of the applicant.

Please also refer to Exhibits Q and Z.
In addition to DDR System safeguards, policies and procedures surrounding data security and data privacy as described in Exhibits Q and Z, the SDR process is an end-to-end straight through process. From the receipt of data, processing and maintenance of data, and dissemination of data, processes are automated and, in normal processing,  do not require manual intervention. This straight through processing model is a key mitigant to modification or invalidation of any data.  Various controls were put into place during the development process, which are also meant to prevent the invalidation or modification of swaps that are submitted to DDR, including the following:
- The code has gone through rigorous testing, which includes verification that there is no impact to data integrity (i.e., the record received is the same record as is recorded in the DDR System).
- In addition to functional testing above, full regression testing is also performed; this also includes verification that there is no impact to data integrity.
- The code does not include enrichment or data enhancement in the recordation process, so records are not modified or invalidated. The process flow is receipt of data, business validation, and record to database. This is a straight through process with no manual intervention.
- The error codes do not indicate a difference in what was submitted versus what was attempted to be stored in the DDR System. The error codes are provided to the User as an explanation for a submitted record being rejected by the DDR System.
- Although not standard process, a copy of raw input (received within the last 5 business days) can be loaded to a table for comparison to the DDR System. This exercise has been done during the testing process.
- Access to the DDR System is controlled through the registration process.
- Access to the DDR System is logged, providing an audit trail.
As noted in Exhibit Q: "Lastly, verification of accuracy of information received or disseminated by the DDR system is completed systemically. Upon receipt, all data is subject to verification of the submitter, i.e., the submitter is recognized by the DDR, the submitter is eligible to submit these records, e.g., a market participant submitting records on its own behalf, a SEF submitting records on behalf of market participants. The actual records must then meet all data format and content requirements. Data disseminated by the DDR has completed the requisite processing before dissemination."
Processes that require manual entry (e.g., set up of entities, including market participants, market infrastructures, regulators, for processing) are completed via the SDR Operations application (SDO). Production access to this application is limited to staff requiring access to complete specific tasks. Access to SDO is subject to the certification process described in Exhibit Z. Entries related to participant set up are subject to a dual entry process (i.e., one staff member enters and a second staff member must re-enter key data). This dual entry/authorization process reduces the potential for incorrect set ups.